Audited Combined and Consolidated Financial Statements

Musaffa Inc.

(a Delaware Corporation)

Audited Combined and Consolidated Financial Statements

As of the year ended December 31, 2024 and 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Combined and Consolidated Financial Statements

Musaffa Inc.

Table of Contents





Alice CPA

Independent Auditor's Report

March 23, 2025
To: Board of Directors of Musaffa Inc.
Re: 2024-2023 Financial Statement Audit – Musaffa Inc.

Report on the Audit of the Combined and Consolidated Financial Statements

Opinion

We have audited the combined and consolidated financial statements of Musaffa Inc., which comprise the combined and consolidated balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the combined and consolidated financial statements. In our opinion, the accompanying combined and consolidated financial statements present fairly, in all material respects, the financial position of Musaffa Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Combined and Consolidated Financial Statements section of our report. We are required to be independent of Musaffa Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the combined and consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined and consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the combined and consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Combined and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined and consolidated financial statements.







229 Park Ave S, Suite 70037
New York, New York 10003-1502
Info@Alice.CPA

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the combined and consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined and consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 23, 2025



MUSAFFA INC.
COMBINED AND CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023
(Audited)

	2024	Restated 2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 392,443	$ 870,555
Accounts receivable	18,333	8,675
Receivable from related party	75,498	-
Prepaid expenses	6,269	2,000
Other current assets	52,062	-
Total Current Assets	544,605	881,230
Property and Equipment		
Computers and equipment	61,951	38,538
Furniture and fixtures	5,494	5,736
Other fixed assets	4,845	-
Accumulated depreciation	(19,049)	(9,788)
Net Property and Equipment	53,241	34,486
Other Assets		
Capitalized software, net	586,993	261,720
Total Other Assets	586,993	261,720
Total Assets	$ 1,184,839	$ 1,177,436
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 137,347	$ 73,725
Related party note payable	1,419	1,481
Subscription paid in advance	-	257,945
Other current liabilities	1,573	-
Total Current Liabilities	140,339	333,151
Long-Term Liability		
Release agreement payable	465,630	-
Accrued interest	-	-
Total Long-Term Liabilities	465,630	-
Total Liabilities	605,969	333,151
Stockholders' Equity		
Common stock, $0.0001 par value; 60,000,000 authorized; 40,630,618 shares issued and outstanding as of December 31, 2024 (see Note 7)	913	648
Additional paid-in capital	4,177,229	2,075,492
Additional paid-in capital - share-based compensation	215,970	73,900
Subscription receivable	(24,512)	(50,000)
Accumulated deficit	(3,791,059)	(1,256,123)
Accumulated other comprehensive income	329	368
Total Stockholders' Equity	578,870	844,285
Total Liabilities and Stockholders' Equity	$ 1,184,839	$ 1,177,436

The accompanying notes are an integral part of these combined and consolidated financial statements.

MUSAFFA INC.
COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	Restated 2023
Revenues	$ 171,295	$ 34,091
Cost of revenues	(215,071)	(145,601)
Gross Profit	(43,776)	(111,510)
Operating Expenses		
Advertising and marketing	378,423	143,083
General and administrative	96,304	39,377
Salaries and wages	214,847	114,691
Software development	65,531	14,670
Rent	153,675	68,848
Professional services	1,341,826	268,935
Depreciation and amortization	108,122	51,446
Total Operating Expenses	2,358,728	701,050
Loss from operations	(2,402,504)	(812,560)
Other Income (Expense)		
Other income	9,638	917
Share-based compensation	(142,070)	(73,900)
Interest expense	-	(113)
Total Other Expense	(132,432)	(73,096)
Net loss	(2,534,936)	(885,656)
Other comprehensive income (loss), net of tax		
Foreign currency translation adjustments	(39)	3,676
Total Comprehensive Loss	$ (2,534,975)	$ (881,980)

The accompanying notes are an integral part of these combined and consolidated financial statements.

MUSAFFA INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023 (As Restated)
(Audited)

	Common Stock		Additional Paid-in Capital (APIC)	APIC - Share-based compensation	Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Value						
Balance as of December 31, 2022 as restated	5,331,377	$ 533	$ 785,767	$ -	$ (245,280)	$ 1	$ (374,159)	$ 166,862
Issuance of common stock	1,105,004	111	1,154,210	-	195,280	-	-	1,349,601
Conversion of convertible notes	43,504	4	135,515	-	-	-	-	135,519
Share-based compensation	-	-	-	73,900	-	-	-	73,900
Other comprehensive income	-	-	-	-	-	367	-	367
Net loss	-	-	-	-	-	-	(881,964)	(881,964)
Balance as of December 31, 2023 as restated	6,479,885	$ 648	$ 2,075,492	$ 73,900	$ (50,000)	$ 368	$ (1,256,123)	$ 844,285
Issuance of common stock	2,654,163	265	2,101,737	-	25,488	-	-	2,127,490
Stock split (6-for-1)	31,496,570	-	-	-	-	-	-	-
Share-based compensation	-	-	-	142,070	-	-	-	142,070
Other comprehensive loss	-	-	-	-	-	(39)	-	(39)
Net loss	-	-	-	-	-	-	(2,534,936)	(2,534,936)
Balance as of December 31, 2024	40,630,618	$ 913	$ 4,177,229	$ 215,970	$ (24,512)	$ 329	$ (3,791,059)	$ 578,870

The accompanying notes are an integral part of these combined and consolidated financial statements.

MUSAFFA INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	Restated 2023
Cash Flows from Operating Activities		
Net loss	$ (2,534,975)	$ (881,980)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation and amortization	108,122	51,446
Accrued interest	-	(104)
Share-based compensation	142,070	73,900
Changes in operating assets and liabilities:		-
Accounts receivable	(9,658)	(6,566)
Receivables from related parties	(75,498)	-
Prepaid expenses	(4,269)	(2,000)
Other current assets	(52,062)	-
Accounts payable	63,622	39,660
Other current liabilities	1,573	-
Release agreement payable	465,630	-
Net cash used in operating activities	(1,895,445)	(725,644)
Cash Flows from Investing Activities		
Purchase of property and equipment	(28,016)	(29,679)
Capitalized software	(423,832)	(168,692)
Net cash used in investing activities	(451,848)	(198,371)
Cash Flows from Financing Activities		
Related party loan payable	(62)	(147)
Issuance of convertible notes	-	100,400
Issuance of common stock	1,869,545	1,349,601
Subscription paid in advance	-	257,945
Net cash provided by financing activities	1,869,483	1,707,799
Net change in cash and cash equivalents	(477,810)	783,784
Effects of exchange rate changes on cash	(302)	3,676
Cash and cash equivalents at beginning of year	870,555	83,096
Cash and cash equivalents at end of year	$ 392,443	$ 870,555
Supplemental information		
Interest paid	-	113
Income taxes paid		-

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATIONS

Musaffa, Inc. was registered in Delaware on April 25, 2022. The Company provides an all-in-one halal trading and investment platform and app where users can learn, connect, research, and invest in halal stocks and ETFs. Included in these combined and consolidated financial statements are operations of Musaffa, Inc. and its wholly-owned subsidiaries (collectively, which may be referred to as the "Company," "we," "us," or "our"), Musaffa LLC and Musaffa Financial Solutions LLC ("Subsidiaries"). The Company's headquarters are in New York, New York.

Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC.

Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc. (successor).

The Company is the primary beneficiary of Musaffa Financing Broker Co. in Dubai, UAE, which qualifies as a variable interest entity and is consolidated within these combined and consolidated financial statements (see Note 11). The entity was established in December 2023 in Dubai to support the Company's expansion efforts across the GCC region.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Correction of Immaterial Errors

During the year ended December 31, 2024, the Company identified and corrected immaterial errors in its previously issued financial statements for the year ended December 31, 2023.

The corrections included:
- Presenting gross revenue and merchant processing fees separately on the consolidated statements of operations (previously presented net), and adding additional revenue to account for accrued revenue earned during the year
- Correcting the number of shares issued and outstanding and related balances of common stock and additional paid-in capital on the consolidated balance sheet and consolidated statement of changes in stockholders' equity.

The impact of these corrections for the year ended December 31, 2023, was as follows:
- Revenue increased by $10,091
- Accounts receivable and net profit increased by $7,343,
- Cost of revenue increased by $2,748,
- Common stock increased by 938,500 shares, with $94 in par value, additional paid-in capital decreased by $63 due to stock repurchase of the founder's shares, with no material impact on total stockholders' equity.

These corrections were determined to be immaterial to the previously issued financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(AUDITED)

refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization and the collectible valuation of accounts receivable.

Variable Interest Entities

The Company accounts for the investments it makes in certain legal entities in which equity investors do not have (1) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support, or (2) as a group, the holders of the equity investment at risk do not have either the power, through voting or similar rights, to direct the activities of the legal entity that most significantly impact the entity's economic performance, or (3) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity. These certain legal entities are referred to as "variable interest entities" or "VIEs."

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from business-to-business customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of December 31, 2024, the Company's accounts receivable balance consisted of platform revenue fees generated from payment processors (e.g. Apple, Google, Stripe), but not yet received in the Company's bank account.

Other Current Assets

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(AUDITED)

Other current assets comprise mainly of advances for relocation expenses of employees. These advances are to be repaid through payroll deductions or direct payments. The total of the advances as of December 31, 2024 was $52,000.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on the useful lives of the assets, which is two to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2024 and 2023.

Software Development

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization of internal software development for each software project begins when the computer software is ready for its intended use. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

Subscriptions Paid-in-Advance

In 2022, the Company issued shares based on a milestone agreement. As of December 31, 2023, the shareholder continued to make payments for additional shares before the Company had met the milestone required to issue them. The extra amount received, beyond the shares already issued, was recorded as Subscription paid in advance under current liabilities. In 2024, after the milestone was reached, the Company issued the remaining shares and moved the liability balance to equity. As of December 31, 2024 and 2023, the balance for subscriptions paid in advance was $0 and $275,945, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(AUDITED)

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2024, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2024 and 2023, the unrecognized tax benefits accrual was none.

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue through monthly app subscriptions and B2B data solutions, selling data analytics. Customers pay in advance every month or every quarter, or may opt to pay for the whole year in advance.

Cost of revenues include merchant fees paid to Stripe, Apple, and Google, as well as market data and infrastructure costs.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(AUDITED)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2024, and 2023 are presented on the accompanying combined and consolidated balance sheets.

As of December 31, 2024, and 2023, the Company recorded depreciation expenses of $9,563 and $5,265, respectively.

NOTE 4 – SOFTWARE DEVELOPMENT

During the years ended December 31, 2024 and 2023, the Company capitalized software development costs of $423,832 and $168,692, respectively. During the years ended December 31, 2024 and 2023, amortization of software development costs totaled $98,559 and $45,551, respectively.

Capitalized software development costs on December 31, 2024, and 2023 consist of the following:

	2024	2023
Internal-use software	$ 319,520	$ 135,688
External-use software	434,575	194,575
Accumulated amortization	(167,102)	(68,543)
Total	$ 586,993	$ 261,720

NOTE 5 – RELEASE AGREEMENT LIABILITY/SETTLEMENT COSTS

In 2024, the Company had terminated the employment of four individuals, comprising one employee and three contractors, all of whom played pivotal roles in the early growth of the Company. To recognize their contributions, the Company has committed to a total amount of $210,630, to be distributed among all four individuals. The Company paid $25,000 with the remaining balance of $185,630 is to be paid within 36 months following the effective date and outstanding as of December 31, 2024.

Additionally, the Company has reached a settlement agreement with a marketing services provider based in Canada, amounting to $350,000. Of this sum, $70,000 has already been paid, with the remaining balance of $280,000 scheduled to be paid within four years following the effective date of the settlement agreement and outstanding as of December 31, 2024.

These expenses are classified as one-time incurred payments and are not expected to recur annually following their full payment. These transactions and balances have no interest rate for the payment over the specified period of time.

NOTE 6 – INCOME TAXES

The Company plans to file for the period ending December 31, 2024, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(AUDITED)

Before the forward stock split implemented on February 29, 2024, as described below, the Company was authorized to issue 10,000,000 shares of common stock at $0.0001 par value. Common stock was broken into 4,320,000 shares of Class A Common Stock and 5,680,000 shares of Class B Common Stock. Each holder of Class A Common Stock shall be entitled to one vote for each share of stock held on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

In 2023, the Company repurchased 210,000 shares of Class A Common stock from the founder and the founder was re-issued stock options. Additionally, 1,358,508 shares of Class B Common Stock were issued. As of December 31, 2023, the Company had 4,110,000 shares of Class A Common Stock and 2,369,885 shares of Class B Common Stock issued and outstanding.

In 2024, the Company undertook several significant equity transactions:

- Before the forward stock split was implemented on February 29, 2024, the Company issued 56,429 shares of Class B Common Shares.

- On February 29, 2024, the Company implemented a 6-for-1 forward stock split of all issued and outstanding Common Stock. Under this split, for every 1 share of issued and outstanding Common Stock with a par value of $0.0001, shareholders received 6 new shares of Common Stock. No fractional shares were issued. Concurrently, the authorized number of shares increased by a factor of 6, resulting in a total of 60,000,000 Common Stock shares for the Company: 25,920,000 of Class A Voting shares, and 34,080,000 of Class B Non-Voting shares. Upon split, the number of issued and outstanding shares increased to 24,160,000 shares of Class A Common Stock and 14,557,884 shares of Class B Common Stock. The necessary amendments to the Certification of Incorporation have been filed with state registration authorities to reflect these changes.

- Following the stock split, the Company issued an additional 1,912,734 shares of Class B Common Stocks. Investments totaling $24,512 remained in transit as of year end and are listed under the company's Subscription Receivable balance as of December 31, 2024.

- On April 18, 2024, the Company authorized the exchange of 500,000 shares of Class A Common Stock for equal number of Class B Common Stock.

As of December 31, 2024, the Company had 24,160,000 shares of Class A Common Stock and 16,470,618 shares of Class B Common Stock issued and outstanding.

NOTE 8 – EQUITY-BASED COMPENSATION

In 2022, the Company adopted a 2022 Stock Option ("2022 Plan") which permits the grant for option of shares to its employees for up to 486,486 shares of Class B common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees, and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

Effective due to the stock split, the Company has amended its stock option plan to allow up to 1,260,000 shares of Class A Common Stock and 3,998,916 shares of Class B Common Stock.

As of December 31, 2023, 210,000 Class A and 268,828 Class B options were granted. In February 2024, the Company granted 15,120 Class B options. Subsequently, on February 29, 2024, the Company implemented a 6-for-1 forward stock split. As a result, all Class A and Class B options increased to 1,260,000 and 1,703,688, respectively. After the stock split, the Company granted additional 348,592 Class B options.

As of December 31, 2024, 1,260,000 Class A options and 2,052,280 Class B options were granted.

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(AUDITED)

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted as of December 31, 2024 and 2023 were as follows:

	2024	2023 (Pre-split)	2023 (Post-split)
Exercise price	$ 0.42, $ 1.00	$ 2.52	$ 0.42
Fair value share price	$ 1.00	$ 2.52	$ 0.42
Expected volatility	40%	46%	46%
Expected term	4.00 years	5.00 years	5.00 years
Expected dividend rate	0.00%	0.00%	0.00%
Risk-free rate	4.20%	4.24%, 4.72%	4.24%, 4.72%
Fair value per share option	$ 0.09 - $ 0.37	$ 1.16, $1.18	$ 0.19, $ 0.20

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2024 and 2023 were $142,070 and $73,900, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was as of December 31, 2024 and 2023 were $478,019 and $468,864, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company initiated legal proceedings in the State of New York on October 16, 2023, against a former service provider who rendered inadequate marketing services and left the company, subsequently making unsupported claims. The further outcome of this legal proceeding can be found in Note 5. The Company has not been involved in any other litigation and there are no any threatening or pending litigation.

NOTE 10 – VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of Musaffa Financing Broker Co., which qualifies as a variable interest entity ("VIE"). The determination was based on the fact that the Company indirectly exercises control over the operations of Musaffa Financing Broker Co. and is the primary beneficiary of its activities. Additionally, a significant portion of the financing for Musaffa Financing Broker Co. is provided by the Company. The VIE is directly owned by the CEO of the Company and is in the process of being restructured as wholly-owned subsidiary of the Company, which has not yet been completed as of the date of management's representation.

Musaffa Financing Broker Co. was formed in December 2023 in Dubal, UAE for the purposes of business operations in the country.

The Company's combined and consolidated financial statements include the assets, liabilities and results of operations of the VIE for which the Company is the primary beneficiary.

The following table summarizes the carrying amounts of the VIE's assets and liabilities included in the Company's combined and consolidated balance sheets as of December 31, 2024 and 2023 as well as results of operations for the years ended December 31, 2024 and 2023:

	2024	2023
Receivable from related party	$ 75,498	$ -
Prepaid expenses	52,000	-
Other current assets	6,269	-
Net Property and Equipment	12,108	-
Total Assets	145,875	-
Related parties loans payable (eliminated in consolidation)	272,956	-
Total Liabilities	272,956	-

MUSAFFA, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 and 2023
(AUDITED)

Total Stockholders' Deficit	(127,082)	-
Net loss	(127,082)	-

NOTE 11 – RELATED PARTY TRANSACTIONS

During 2024, the Company recorded a receivable of $75,498 from the Company's CEO, who is also a shareholder and the direct owner of Musaffa Financing Broker Co. in the UAE. This receivable is non-interest bearing and does not have a specified maturity date.

As of December 31, 2024 and 2023, the Company had $1,419 in total payables to shareholders.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going-concern basis. The Company began operation in 2020 and has incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

NOTE 13 – SUBSEQUENT EVENTS

Crowdfunded Offering

On January 31, 2025, the Company launched a crowdfunding campaign in collaboration with Dealmaker Securities LLC aiming for a minimum target amount of $10,000 and a maximum offering of $4,012,910.

Management's Evaluation

Management has evaluated subsequent events through March 23, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.